Exhibit 10.1

EXCLUSIVE LICENSE AGREEMENT

FOR TPI-287

Between

CORTICE BIOSCIENCES, INC.

AND

CNS PHARMACEUTICALS, INC.

- i -

- ii -

- iii -

EXCLUSIVE LICENSE AGREEMENT FOR TPI-287

This Exclusive License Agreement for TPI-287 (the “Agreement”), effective as of July 29, 2024 (the “Effective Date”), is entered into by and between Cortice Biosciences, Inc., a corporation duly organized and existing under the laws of the state of Delaware having a place of business at 1345 Avenue of the Americas, 42nd floor, New York, NY 10105 (the “Licensor”) and CNS Pharmaceuticals, Inc., a corporation duly organized and existing under the laws of the state of Delaware having a place of business at 2100 West Loop South, Suite 900, Houston, Texas 77027 (“Company”). Each of Licensor and the Company may be referred to herein individually as a “Party”, and collectively as the “Parties”.

WHEREAS, Licensor has the right, title, and interest in the Licensed Product and IP Rights granted to it in the Initial License;

WHEREAS, the Company is interested in obtaining an exclusive license to the Licensed Product and IP Rights; and

WHEREAS, Licensor wishes to grant to the Company such exclusive license rights as and to the extent provided under the terms of this Agreement;

NOW, THEREFORE, in consideration of the foregoing recitals, the premises and the mutual covenants contained herein, the Parties hereto, intending to be legally bound, agree as follows:

Article 1
Definitions

For the purposes of this Agreement, the following capitalized terms, whether used in the singular or the plural, shall have the following meanings set forth below or, if not listed below, the meanings designated in places throughout this Agreement:

1.1 “AAA” shall have the meaning set forth in Section 9.1.3.

1.2 “AAA Rule” shall have the meaning set forth in Section 9.1.3.

1.3 “Action” shall have the meaning set forth in Section 13.3.

1.4 “Active Pharmaceutical Ingredient” or “API” means the compound with the chemical structures as set forth in Schedule 1.4, which may be amended from time to time, to the extent owned or Controlled by the Licensor or that Licensor has or gains the ability to license.

1.5 “Affiliate” means, with respect to a particular Party, any Entity that directly or indirectly controls, is controlled by, or is under common Control with such Party.

1.5.1	“Control” means, with respect to an Affiliate, the direct or indirect control of more than fifty percent (50%) of the voting securities of an Entity or, if such Entity does not have outstanding voting securities, more than fifty percent (50%) of the directorships or similar positions with respect to such Entity.

1.5.2	“Entity” means any corporation, association, joint venture, partnership, trust, university, business, individual, government or political subdivision thereof, including an agency, or any other organization that can exercise independent legal standing.

1.6 “Applicable Law(s)” means the U.S. Federal Food, Drug, and Cosmetic Act and all other laws, rules, regulations and guidelines within the Territory that apply to the import, export, research and development, manufacture, marketing, distribution or sale of the Licensed Product in the Field of Use anywhere in the Territory or the performance of a particular Party’s obligations under this Agreement (including disclosure obligations as required by the United States Securities and Exchange Commission or other comparable exchange or securities commission having authority over a Party) to the extent applicable and relevant to such Party.

1.7 “Arbitration Notice” shall have the meaning set forth in Section 9.1.3.

1.8 “CNS Indication” means degenerative diseases of the brain and central nervous system, including Alzheimer’s Disease, but excluding oncology indications.

1.9 “Combination Product” means a product containing the Licensed Product and one or more products or technologies which are themselves not a Licensed Product.

1.10 “Commercially Reasonable Efforts” means, with respect to either Party’s obligations under this Agreement, the carrying out of such obligations with a level of efforts and resources consistent with the commercially reasonable practices of such Party for the active and diligent commercialization of a similarly situated branded pharmaceutical product as the Licensed Product at a similar stage of commercialization, taking into account efficacy, safety, patent and regulatory exclusivity, anticipated or approved labeling, present and future market potential, competitive market conditions, the profitability of the product in light of pricing and reimbursement issues, and all other relevant factors (but not taking in account any payment owed to Licensor under this Agreement or any other pharmaceutical product that the Company is then researching, developing or commercializing, alone or with one or more collaborators).

1.11 “Company” has the meaning set forth in the Introductory Paragraph of the Agreement.

1.12 “Company Indemnitee” shall have the meaning set forth in Section 13.1.

1.13 “Company Know-How” shall have the meaning set forth in Section 4.3.2.

1.14 “Company Sole Inventions” shall have the meaning set forth in Section 5.2.1.

1.15 “Competent Authority” means any applicable supranational, federal, national, regional, state or local regulatory agency, department, bureau, commission, council or other government entity with authority over the development, manufacture, use, marketing and/or sale (including approval of NDAs and other equivalent Marketing Authorization applications) of a pharmaceutical product in any regulatory jurisdiction in the Territory.

1.16 “Consent” shall have the meaning set forth in Section 12.1.3.

1.17 “Controlled” means, with respect to particular information, materials or an intellectual property right, that the applicable Party owns or has a license to such item and has the ability to grant to the other Party access to and a license or sublicense (as applicable) under such item as provided under this Agreement, without violating any obligation of such Party to a Third Party.

1.18 “Development” means the Company’s, Affiliate’s, or Sublicensee’s use of Commercially Reasonable Efforts to:

1.18.1	secure the Marketing Authorizations for Licensed Product; and

1.18.2	manufacture the Licensed Product.

1.19 “Dispute” shall have the meaning set forth in Section 9.1.1.

1.20 “FDA” means the Food and Drug Administration in the United States and any successor entity thereto.

1.21 “Field of Use” means all uses.

1.22 “First Commercial Sale” means with respect to any country in the Territory, the first sale of a Licensed Product in such country to a Third Party by or on behalf of the Company, its Affiliates or Sublicensees after Governmental Approval has been obtained in such country.

1.23 “Governmental Approval(s)” means any and all permits, licenses and authorizations required by any Regulatory Authority as a prerequisite to the development, manufacturing, packaging, marketing and/or selling of the Licensed Product in the Field of Use in the Territory, excluding import permits.

1.24 “Governmental Authorities” shall have the meaning set forth in Section 12.1.2.

1.25 “Improvements” means any modification, enhancement, or improvement of the Licensed Product, IP Rights, or any inventions (whether patentable or not), information, data, or Patent Rights made by or on behalf of either Party at any time during the Term, including new indications.

1.26 “IND(s)” means an investigational new drug application as defined in 21 C.F.R. Section 312 et seq for the FDA in the United States or equivalent application to the Regulatory Authorities of other countries in the Territory, to commence clinical testing of a drug in humans, as defined by the FDA in the United States, or other applicable Regulatory Authority, as the same may be amended, supplemented or replaced from time to time.

1.27 “Indication” means a class of human disease or condition for which a separate NDA (including any extensions or supplements) is required to be filed with a Regulatory Authority. For clarity, if an NDA is approved for a Licensed Product in a particular Indication and patient population, a label expansion for such Licensed Product to include such Indication in a different patient population shall be considered a separate Indication.

1.28 “Initial License” means that certain exclusive license agreement that is between Tapestry Pharmaceuticals, Inc. (“Original Licensor”) and Archer Biosciences, Inc. and that is effective as of April 2, 2008.

1.29 “IP Rights” means the Patent Rights and the Know-How.

1.30 “Joint Invention” shall have the meaning set forth in Section 5.2.2.

1.31 “Know-How” means all tangible or intangible information (other than those contained in the Patent Rights and other than Technical Data) whether patentable or not (but which has not been patented) that satisfies both (a) and (b) below: (a) is related to the Licensed Product or to an Improvement, including but not limited to: formulations, in vitro, preclinical or clinical design, information or results, trade secrets, other proprietary materials, processes, including but not limited to manufacturing processes, data, drawings and sketches, designs, testing and test results, regulatory information of a like nature, and (b) is Controlled by Licensor as of the Effective Date, or during the Term.

1.32 “Licensed Product” means products and/or formulations, including the methods of making product and/or formulation, containing the Active Pharmaceutical Ingredient, and, without limitation, intermediates, derivatives, analogues, or metabolites thereof, including, without limitation, oral and intravenous formulations, and any Improvements, all data, and information generated or related to such Licensed Product or within the scope one or more claims of the Patent Rights.

1.33 “Licensed Product Invention” shall have the meaning set forth in Section 5.2.3.

1.34 “Licensor Indemnitee” shall have the meaning set forth in Section 13.2.

1.35 “Licensor Sole Invention” shall have the meaning set forth in Section 5.2.1.

1.36 “Loss” shall have the meaning set forth in Section 13.2.

1.37 “Marketing Authorization” means all necessary regulatory approvals obtained by the Company or its permitted sublicensees, such as an approved NDA, where applicable, to allow a Licensed Product to be marketed and sold in the Field of Use in a particular country or regulatory jurisdiction in the Territory.

1.38 “Milestone Event” means any of the milestone events set out in Sections 6.3, 6.4, 6.5, 6.6, and 6.7.

1.39 “Milestone Payment” means any of the milestone payments set out in Sections 6.3, 6.4, 6.5, 6.6, and 6.7.

1.40 “NDA” means a New Drug Application, and all amendments and supplements thereto, for regulatory approval by the FDA as defined in 21 CFR § 314.50 et seq., as such act or regulations may be amended, supplemented or replaced from time to time, to commence commercial sale of the Licensed Product in the United States and any other comparable term and act as applicable with regard to a new drug application and all amendments, supplements or replacements to such act or regulations in any other country in the Territory.

1.41 “Net Sales”

1.41.1	means the total gross amounts invoiced (or otherwise charged) for sales of Licensed Product by or on behalf of the Company or any of its Affiliates or any Sublicensees (as applicable), whether invoiced or not, to the first Third Party purchaser of a Licensed Product in an arms’ length transaction of the Licensed Product, less only the sum of the following:

(a)	tariff duties and/or use taxes directly imposed and with reference to particular sales;

(b)	amounts actually credited on returns of such Licensed Products actually sold;

(c)	outbound transportation prepaid and transportation insurance to the extent actually credited and properly documented; and

(d)	any royalties or similar payments made to Third Parties (other than royalty payments that reduce the royalties payable by the Company pursuant to Section 6.13).

1.41.2	Components of Net Sales shall be determined in the ordinary course of business using the accrual method of accounting in accordance with GAAP.

1.41.3	Notwithstanding anything herein to the contrary, the transfer of a Licensed Product to a Third Party without consideration to the Company in connection with the research, development or testing of a Licensed Product shall not be considered a sale of a Licensed Product under this Agreement. Nor shall the transfer of Licensed Product without consideration solely for indigent or similar public support or compassionate use programs be considered a sale of Licensed Product under this Agreement.

1.42 “Orphan Designation” means the designation as defined in 21 CFR § 316 et seq, of a drug for a specified rare disease or condition.

1.43 “Patent Rights” means the following, but solely to the extent such rights arise in the Territory.

1.43.1	all patents and patent applications set forth in Exhibit 1.43, in the Territory to the extent that the Licensor has rights under the Initial License;

1.43.2	any and all rights under patents and patent applications or other rights in the Territory owned or Controlled by the Licensor or that Licensor has or gains the ability to license, issuing from, or filed by Licensor subsequent to the Effective Date, which patents or applications contain claims covering any products, uses and/or formulations, including the methods of making product and/or formulation, which relate to the Active Pharmaceutical Ingredient, and, without limitation, intermediates, derivatives, analogues, or metabolites thereof, including, without limitation, oral and intravenous formulations. Such Patent Rights shall include, without limitation, any patents or patent applications owned or Controlled by the Licensor or that Licensor has or gains the ability to license based on or claiming priority to or from or containing Improvements to or covered by the applications and rights listed on Exhibit 1.43, including continuations, continuations in part, divisionals, reexaminations, extensions, and reissues from such applications and rights, and any patents resulting from any application or right included in Exhibit 1.43;

1.43.3	any other rights in any patents or patent applications owned or Controlled by the Licensor or that Licensor has or gains the ability to license to the Company relating to the Licensed Product as of the Effective Date and any and all patent applications, or other rights, including continuations, continuations in part, divisionals, reexaminations, extensions, and reissues that extend from such rights that are based on the foregoing patents and patent applications; and

1.43.4	any other intellectual property rights in any patents or patent applications owned or Controlled by the Licensor at any time during the Term of this Agreement relating to an Improvement or that Licensor has the ability to license or gains the ability to license to the Company as of the Effective Date relating to an Improvement; and any and all patents, patent applications, or other rights, including continuations, continuations in part, divisionals, reexaminations, extensions, and reissues extended from such rights.

Exhibit 1.43 shall be amended in writing from time to time, at the request of the Company, to reflect the foregoing.

1.44 “Person” means any individual, firm, corporation, partnership, limited liability company, trust, business trust, joint venture, Governmental Authority, association or entity.

1.45 “Phase I Clinical Trial” means a clinical trial whereby a pharmaceutical product is first introduced into humans in order to determine product safety.

1.46 “Phase II Clinical Trial” means a clinical trial conducted to preliminarily evaluate the effectiveness of the pharmaceutical product for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase II Clinical Trials are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Phase II Clinical Trials will identify, among other things, the appropriate dose, dosage regimen, clinical endpoints, and statistical analysis parameters to be carried into Phase III Clinical Trials, in agreement with the applicable Competent Authority.

1.47 “Phase III Clinical Trial” means a clinical trial that provides for expanded controlled and uncontrolled trials of pharmaceutical products. Phase III Clinical Trials are performed after preliminary evidence suggesting effectiveness of the pharmaceutical product has been obtained, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the pharmaceutical product and to provide an adequate basis for physician labeling. Phase III Clinical Trials usually include from several hundred to several thousand subjects.

1.48 “Pivotal Trial” means: (a) a Phase III Clinical Trial; or (b) any other human clinical trial that the applicable Regulatory Authority has agreed, whether before initiation of such clinical trial (e.g., pursuant to a special protocol assessment agreement with the FDA) or after first dosing of the first patient in such trial (e.g., based on an interim data analysis), is sufficient to form the primary basis of an efficacy claim in an application for Marketing Authorization, regardless of whether the sponsor of such trial characterizes or refers to such trial as a “Phase 3,” “Phase 2b” or “Phase 2b/3” trial (or otherwise) in the applicable protocol, on clinicaltrials.gov, or in any other context. If a human clinical trial does not constitute a Pivotal Trial at the time of initiation, but is later determined by the applicable Regulatory Authority to be sufficient to form the primary basis of an efficacy claim in an application for Marketing Authorization, then, for purposes of this Agreement, such clinical trial shall be deemed a Pivotal Trial on the date of such determination by the applicable Regulatory Authority.

1.49 “Proof of Concept Study” means a Phase II Clinical Trial that is appropriately designed to: (a) demonstrate efficacy in the disease to be studied through relevant primary and/or secondary efficacy endpoints as described in a development plan for such trial; and (b) allow dose selection and support generation of efficacy data that would allow movement of the product into a Phase III Clinical Trial that would support seeking Governmental Approval in any country in the Territory.

1.50 “Regulatory Authority” means the entities in a particular country or regulatory jurisdiction in the Territory responsible for:

1.50.1	the regulation of medicinal products intended for human use, including the FDA, the European Medicines Agency, the Ministry of Health, Labor and Welfare in Japan, and any other comparable, applicable administrative agency in any country in the Territory and any successor entities there; or

1.50.2	the establishment, maintenance, and/or protection of rights related to the Patent Rights and any other comparable, applicable administrative agency in any other country in the Territory and any successor entities thereto.

1.51 “Right of Reference” shall have the meaning set forth in Section 4.3.1.

1.52 “Royalty Statement” shall have the meaning set forth in Section 7.2.

1.53 “Royalty Term” means, with respect to a Licensed Product in a specific country in the Territory, the period commencing with the First Commercial Sale of such Licensed Product in the country in the Territory and ending upon the later of: (a) ten (10) years after such First Commercial Sale in such country; (b) expiration of regulatory or marketing exclusivity for such Licensed Product in such country; or (c) the expiration of the last to expire Valid Claim in such country covering such Licensed Product. After the end of a given Royalty Term in a given country, the Company will have an irrevocable, paid up, royalty-free license under the Patent Rights to make, have made, use, have used, import, offer to sell, sell and have sold Licensed Product in each such country, provided however, that any Valid Claim that has been pending more than five (5) years shall be deemed expired.

1.54 “Sole Invention” shall have the meaning set forth in Section 5.2.1.

1.55 “Stock Purchase Agreement” means that certain Stock Purchase Agreement, dated July 29, 2024, between the Parties.

1.56 “Sublicensee” means a Third Party that has entered into a license agreement with the Company sublicensing any of the rights granted under Section 2.1 or a Party that has entered into a license agreement with a Sublicensee sublicensing any of the rights granted under Section 2.1 (as applicable).

1.57 “Technology” means, without limitation, any information or data of the Licensor necessary or reasonably useful for Company to enable the Company to undertake the manufacture, Development and commercialization of the Licensed Product in the Field of Use.

1.58 “Technical Data” means all technical, clinical, scientific, chemical, biological, pharmacological, validation, toxicological, research and test data generated with respect to the Licensed Product (including any data generated from any clinical trials), and all common law copyrights associated therewith, that are in existence as of the Effective Date.

1.59 “Term” has the meaning set forth in Section 10.1.

1.60 “Territory” means the United States, Canada, Mexico, and Japan.

1.61 “Third Party” means any Person other than Company, Licensor and their respective Affiliates.

1.62 “Third Party Claim” shall have the meaning set forth in Section 13.1.3.

1.63 “Trading Market” means the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, or the NYSE American (or any successors to any of the foregoing).

1.64 “Valid Claim” means any pending or issued claim included within the Patent Rights that has not been permanently revoked, nor held to be unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction that is no longer unappealable and which has not been admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

Article 2
Grant

2.1 Grant of License.

2.1.1	Licensor hereby grants to the Company, and the Company accepts, subject to the terms and conditions of this Agreement, an exclusive license in the Territory:

(a)	to the IP Rights and Orphan Designation for the Licensed Product, if any;

(b)	to make, have made, use, import, export, offer for sale, sell, distribute and market the Licensed Products to the full end of the Royalty Term, unless sooner terminated as hereinafter provided; and

(c)	sublicense to Third Parties, in accordance with Section 2.3 below, any or all of the rights granted under this Section 2.1 in accordance with Section 2.3.

2.1.2	The license granted herein to Company shall also include the right to make or have made Licensed Products outside of the Territory, provided that the use or sale of such Licensed Products occurs solely within the Territory. Likewise, Licensor shall retain the right to grant a license to a Third Party under the IP Rights to make or have made products under the IP Rights within the Territory, provided that the use or sale of such products by such Third Party or Third Parties occurs solely outside of the Territory. Notwithstanding the above, except as provided in Section 2.1.2, Licensor shall not conduct activities related to the Licensed Product within the Territory.

2.2 No Implied Licenses; Negative Covenant. Except as expressly set forth in this Agreement, neither Party shall be deemed (by estoppel, implication, or otherwise) to have granted the other Party any license or other right to any intellectual property of such Party. The Company covenants that it will not, and will not permit any of its Affiliates or Sublicensees to, use or practice any IP Rights outside the scope of the license granted to it under Section 2.1.

2.3 Sublicenses.

2.3.1	The Company shall not have the right to sublicense rights granted in Section 2.1 to its Affiliates and/or any Third Party, except with the prior written consent of Licensor (not to be unreasonably withheld) and subject to Section 2.3.3. At the time of the execution of a permitted sublicense agreement, the Company shall provide Licensor with a copy thereof.

2.3.2	Sublicensees that are Affiliates of the Company, or Third Party Sublicensees of the Company or its Affiliates, shall not have the right to grant further sublicenses, except with the prior written consent of Licensor (not to be unreasonably withheld) and subject to Section 2.3.3. At the time of the execution of a permitted sublicense agreement, such Affiliate Sublicensee or Third Party Sublicensee shall provide Licensor with a copy thereof.

2.3.3	In the event that Licensor consents to the grant of a sublicense by the Company or its Affiliate or any Third Party Sublicensee, then any agreement containing such permitted sublicense shall include the following: (a) an obligation for the recipient of such sublicense to account for and report its Net Sales on the same basis as if such sales were Net Sales by the Company; (b) that no action be taken that is inconsistent with the terms of this Agreement, including without limitation the prohibition of sales outside of the Territory; and (c) that Licensor shall be an intended third party beneficiary of such agreement, with the ability to enforce its rights or the rights of any permitted sublicensor. No sublicense agreement shall contain any provisions which are inconsistent with the terms of this Agreement, and all such sublicense agreements shall by their terms terminate upon termination of this Agreement, except as set forth in 2.3.4 below.

2.3.4	Upon termination of this Agreement, all sublicenses shall terminate; except that, any Sublicensee not in default of any of its material obligations pursuant to the sublicense that agrees in writing to be bound by all of the terms and conditions of this Agreement shall survive termination of this Agreement and be automatically and immediately assigned to Licensor on the condition that Licensor’s obligations to such Sublicensee shall not exceed the scope of Licensor’s obligations under this Agreement.

2.3.5	The terms of this Section 2.3 shall apply to each Sublicensee as if same were the Company’s original Sublicensee.

2.3.6	Limitations. Neither Company nor Licensor, nor any of their Sublicensees or direct licensees shall: (a) knowingly sell Licensed Product to any Person: (i) with respect to Company or its Sublicensees, outside the Territory; and (ii) with respect to Licensor or its licensees, in the Territory; or (b) knowingly sell Licensed Product to any Person that Company, Licensor or their respective Sublicensees or licensees has reason to know will sell Licensed Product in violation of subparagraph (a) above. Each Party and their respective Sublicensees or licensees shall immediately notify the other Party if it is aware of any violation of this Section 2.3.6 and cease providing to such Person any Licensed Product. The restrictions in Sections 2.3.1 and 2.3.2 related to the ability of the Company to sublicense rights granted in Section 2.1 to its Affiliates shall only apply to the extent the absence of such provisions would violate the Initial License, as in effect at the time of such determination, and such restrictions in Sections 2.3.1 and 2.3.2 will not apply if the Initial License is expired or terminated.

Article 3
Technology Transfer

3.1 Technology Transfer. Licensor shall provide the Company with all Know-How of the Licensor licensed to the Company, to the extent Licensor has access to such information and on an “AS-IS” basis (the “Limitation”), to enable the Company to undertake the rights granted under this Agreement including, but not limited to, the manufacture, Development and commercialization of the Licensed Product(s) in the Field of Use under this Agreement. Subject to the Limitation, such Know-How shall include:

3.1.1	copies of all regulatory submissions of Licensor that cover Licensed Product;

3.1.2	any communications with the FDA and the minutes of any meetings with the FDA relating to the Licensed Product;

3.1.3	data, studies, results and reports resulting from pre-clinical studies, including in vivo and in vitro studies, in Licensor’s possession, custody or control on Licensed Product;

3.1.4	trial master files relating to the Licensed Product, including copies of all related case report forms;

3.1.5	copies of all listings and tables of results from the clinical trials of the Licensed Product;

3.1.6	copies of all treatment-related serious adverse event reports from the clinical trials of the Licensed Product;

3.1.7	storage of and access permission to any retained samples of materials used in clinical trials of the Licensed Product;

3.1.8	access to contract research organizations (“CROs”) involved in the clinical trials clinical of the Licensed Product;

3.1.9	the data and results of any chemistry, manufacturing, and controls (“CMC”) related activities regarding the Licensed Product;

3.1.10	all other information that the Company may reasonably request regarding relevant documentation covering the use and manufacture of the Licensed Product by Licensor; and

3.1.11	Licensor shall provide the Company with reasonable technical assistance from personnel employed by Licensor related to the manufacture and use of the Licensed Product, including documentation related to the use and manufacture of the Licensed Product.

3.2 Transfer, Assignment and Sale of Compound Inventory and Costs of Transfer.

3.2.1	Unless otherwise prohibited by law, Licensor hereby, effective as of the Effective Date, assigns, sells and transfers to the Company all Licensor’s right, title and interest in and to current inventory of drug supply and bulk material, as set forth on Exhibit 3.2 (“Existing Inventory”). Promptly following the Effective Date, if and as instructed to do so in writing by the Company not more than sixty (60) days thereafter, Licensor shall make available and transfer to the Company the Existing Inventory, at the Company’s sole expense, pursuant to Section 3.2.2.

3.2.2	The Company shall pay to Licensor all of Licensor’s actual internal and external out-of-pocket costs of providing the information and services described in Section 3.1, not to exceed ten thousand dollars ($10,000) in the aggregate.

Article 4
Regulatory Compliance

4.1 Ownership and Maintenance of Governmental Approvals.

4.1.1	The Company will own all Marketing Authorizations for each country in the Territory for Licensed Product. Without limiting the generality of the foregoing, the Company shall prepare and submit in its own name and at its expense NDAs with the FDA in the U.S. and any other equivalent application with the Regulatory Authorities in other countries in the Territory.

4.1.2	The Company shall secure and maintain in good standing, at its sole cost and expense, any and all Governmental Approvals (including Marketing Authorizations, licenses, facility licenses and permits required by Applicable Laws or by the applicable Regulatory Authorities) necessary and/or required for the Company to perform its obligations under this Agreement and use Commercially Reasonable Efforts, at its sole cost and expense, to secure and maintain any required variations and renewals thereof.

4.2 Pharmacovigilance. The Company shall be solely responsible, at its sole cost and expense, for following the guidelines and procedures for the receipt, investigation, recording, communication, and exchange (as between the Parties) of adverse event reports, pregnancy reports, and any other information concerning the safety of the Licensed Product, and other routine pharmacovigilance reporting requirements, in the Territory. Such guidelines and procedures shall be in accordance with, and enable the Parties to fulfill, local and national regulatory reporting obligations under Applicable Laws. The Company shall cause its Affiliates and permitted Sublicensees to comply with such obligations.

4.3 Rights of Reference.

4.3.1	Licensor shall grant and hereby grants the Company and its Sublicensees a right to reference, use, and have full access to all existing Governmental Approvals and all other regulatory documents relating to Licensed Product in the possession and Control of Licensor relating to Licensed Products, including any IND, any NDA and any Drug Master File (“DMF”) (whether as an independent document or as part of any NDA, and all chemistry, manufacturing and controls information) covering the Licensed Product, and any supplements, amendments or updates to the foregoing, where such regulatory documents are Controlled by Licensor or its licensees, for the purpose of the Company’s Development and seeking Marketing Authorizations for Licensed Product in the Field of Use (the “Right of Reference”). The Rights of Reference provided shall be used solely within the Territory. Subject to the limitations set forth in this Agreement, the Company may license the Right of Reference to Affiliates and to Sublicensees.

4.3.2	The Company will provide Licensor (or Licensor’s successor in interest) with all data (including pre-clinical, clinical, and other data) (the “Company Know-How”) relating to Licensed Product for use in obtaining and maintaining registrations or Governmental Approvals outside the Territory by Licensor or its licensees. The Company will provide Licensor and its licensees rights of reference (as included in this Section 4.3) and access to regulatory filings and approvals for use outside the Territory. Any licenses entered into by Licensor shall have reciprocal obligations imposed upon licensees.

4.4 Access to Manufacturers. Licensor agrees to disclose to the Company the names of any of its suppliers of the API of the Licensed Product, the finished drug product, and all related drug material and to permit the Company to deal directly with such suppliers (if any) in seeking supply of the API.

4.5 Transfer of the IND.

4.5.1	The Parties acknowledge that Licensor, as of the Effective Date, owns and holds certain Governmental Approvals and/or INDs in connection with the research and development of the Licensed Product. Promptly after the Effective Date, Licensor shall: (a) assign and transfer to the Company, without any additional consideration, all such Governmental Approvals and/or INDs relating to the Licensed Product in the Territory; and (b) execute a letter notifying the FDA, and any other applicable Regulatory Authority, of the transfer of such INDs to the Company.

4.5.2	During the time that Licensor is the holder of the Governmental Approvals and/or IND, the Company shall be entitled to attend any and all meetings and participate in telephone calls with the Regulatory Authorities relating to Licensor’s development of Licensed Product, including without limitation any meeting preparation, meeting co-ordination, preparation of minutes, and pre-NDA meeting with the FDA covering Licensed Product in the Territory.

Article 5
Development and Commercialization

5.1 Development & Commercialization5.1.1. The Company shall use Commercially Reasonable Efforts, and shall cause its sublicensed Affiliates and its Sublicensees to use Commercially Reasonable Efforts, to perform the Development and commercialization of Licensed Products for an oncology indication in the Territory. Such Development efforts will include, but may not be limited to the prosecution and maintenance of existing and new intellectual property; preclinical and clinical development of the Licensed Products including research, manufacturing, laboratory and clinical testing, regulatory filing, and marketing of the Licensed Products in the Territory. The Company shall provide Licensor with quarterly updates and detailed, semi-annual written Development updates summarizing the Company’s progress and goals for the Development and commercialization of Licensed Products. If this last sentence of Section 5.1 does not conflict with the terms of the Initial License in effect on the date of any determination of the satisfaction of Commercially Reasonable Efforts (or if the Initial License is expired or terminated as of the date of such determination of the satisfaction of Commercially Reasonable Efforts), and if: (a) the Company successfully completes any of the milestones set forth in Section 6.7; and (b) the Licensor receives the corresponding milestone payment for such milestone (and the Licensor has previously received the milestone payments for each of the prior milestones), then the Company shall be deemed to have satisfied the Commercially Reasonable Efforts requirements in this Section 5.1 for the period from the Effective Date through the date of Licensor’s receipt of such corresponding milestone payment.

5.2 Ownership of Inventions.

5.2.1	Sole Inventions. Subject to Section 2.1, each Party shall exclusively own all inventions conceived solely by such Party, its employees, agents and consultants made in the course of Development of the Licensed Product hereunder (the “Sole Inventions”). The Company shall exclusively own Sole Inventions conceived solely by the Company, its employees, agents and consultants (the “Company Sole Inventions”). The Licensor shall exclusively own Sole Inventions conceived solely by Licensor, its employees, agents and consultants (the “Licensor Sole Inventions”).

5.2.2	Joint Inventions. Subject to Section 2.1, the Parties shall jointly own all inventions conceived jointly by employees, agents and consultants of the Company and Licensor, which are conceived in the course of Development of a Licensed Product hereunder, on the basis of each Party having an undivided interest in the whole (the “Joint Invention”).

5.2.3	Patentable Inventions. Notwithstanding Sections 5.2.1 and 5.2.2, in the event a Licensor Sole Invention or a Joint Invention is a discovery, invention, Improvement, or new use of the Licensed Product (a “Licensed Product Invention”), then Exhibit 1.43 shall be amended and updated to include such Licensed Product Inventions and such Licensed Product Inventions shall be deemed Patent Rights.

5.2.4	License to Licensor. Subject to the terms and conditions of this Agreement, the Company hereby grants to Licensor, outside the Territory, a fully paid up, royalty-free, perpetual, irrevocable, non-exclusive license to any Company Sole Invention (and intellectual property rights related to such Company Sole Invention) for any purpose.

5.2.5	Inventorship. For purposes of determining whether an invention is a Company Sole Invention, Licensor Sole Invention, or Joint Invention, questions of inventorship shall be resolved in accordance with United States patent laws.

5.2.6	Termination Provisions. Sections 5.2.3 and 5.2.4 shall automatically be deleted from this Agreement on the first date that either (a) the removal of such provisions would no longer violate the Initial License; or (b) the Initial License expires or terminates.

Article 6
Royalties, Milestones, and Other Consideration

6.1 Obligation to Pay. The Company agrees to pay (and shall ensure that all of its Affiliates, and all Sublicensees, pay) to Licensor the payments set forth below, and in accordance with the provisions hereof, to the end of the Term or until this Agreement shall be terminated as hereinafter provided.

6.2 Execution Payment. The Company shall pay Licensor up to six hundred sixteen thousand six hundred ninety-eight (616,698) shares of the Company’s common stock subject to, and in accordance with, the terms of the Stock Purchase Agreement.

6.3 Milestone for Licensed Products. The Company shall pay (in cash) Licensor the following non-creditable, non-refundable, one time Milestone Payments upon achievement (by or on behalf of the Company, or any of its Affiliates, or any Sublicensees, as applicable) of the applicable Milestone Events for a CNS Indication for any Licensed Product. The Company will promptly notify the Licensor of achievement of each Milestone Event described below.

6.3.1	$250,000 payment upon the dosing of the first patient in a Phase I Clinical Trial for a CNS Indication.

6.3.2	$250,000 payment upon the dosing of the first patient in a Phase II Clinical Trial for a CNS Indication.

6.3.3	$1,000,000 payment upon the dosing of the first patient in a Phase III Clinical Trial for a CNS Indication.

6.3.4	$5,000,000 payment upon approval of an NDA in the United States by the FDA for a CNS Indication.

6.4 Development Based Milestone and Other Payments for Intravenous Formulation. The Company shall pay (in cash) Licensor the following non-creditable, non-refundable, one time Milestone Payments upon achievement (by or on behalf of the Company, or any of its Affiliates, or any Sublicensees, as applicable) of the applicable Milestone Events for an intravenous formulation of the Licensed Product. The Company will promptly notify the Licensor of achievement of each Milestone Event described below.

6.4.1	$1,000,000 USD upon acceptance for filing of an NDA in the US by the FDA;

6.4.2	$3,000,000 USD upon approval of an NDA in the US by the FDA;

6.4.3	$1,000,000 USD upon approval of a Marketing Authorization in Japan by the Ministry of Health, Labor, and Welfare.

6.5 Development Based Milestone and Other Payments for Oral Formulation. The Company shall pay (in cash) Licensor the following non-creditable, non-refundable, one time Milestone Payments upon achievement (by or on behalf of the Company, or any of its Affiliates, or any Sublicensees, as applicable) of the applicable Milestone Events for an oral formulation of the Licensed Product. The Company will promptly notify the Licensor of achievement of each Milestone Event described below.

6.5.1	$250,000 USD payable upon the dosing of the first patient in an oral formulation Company-sponsored Clinical Trial (either a Phase I Clinical Trial or a Phase II Clinical Trial);

6.5.2	$1,000,000 USD payable upon the dosing of the first patient in an oral formulation Company-sponsored Phase III Clinical Trial;

6.5.3	$3,000,000 USD upon acceptance for filing of an NDA in the US by the FDA;

6.5.4	$5,000,000 USD upon approval of an NDA in the US by the FDA; and

6.5.5	$2,000,000 USD upon approval of a Marketing Authorization in Japan by the Ministry of Health, Labor, and Welfare.

6.6 Sales Milestones. During the Royalty Term, the Company shall pay (in cash) Licensor non-creditable, non-refundable Milestone Payments of $2,000,000 USD for every $100,000,000 USD in cumulative Net Sales (by or on behalf of the Company, or any of its Affiliates, or any Sublicensees, as applicable) regardless and irrespective of formulation or Indication.

6.7 Additional Milestones. In addition to the milestone payments described in Sections 6.3 – 6.6, the Company shall also pay Licensor the following non-creditable, non-refundable Milestone Payments upon achievement (by or on behalf of the Company, or any of its Affiliates, or any Sublicensees, as applicable) of the applicable Milestone Events for the first Indication of any Licensed Product. If any Licensed Product achieves (by or on behalf of the Company, or any of its Affiliates, or any Sublicensees, as applicable) any Milestone Events for a second Indication in another therapeutic category (e.g., central nervous system disorder versus an oncology indication), then the Company will, in addition to the amounts specified below, pay to the Licensor a second Milestone Payment equal to fifty percent (50%) of the Milestone Payment amount listed below. The Company will promptly notify the Licensor of achievement of each Milestone Event described below, and Licensor, in its sole discretion, will notify the Company of Licensor’s election to receive the Milestone Payment in cash or equity for each such Milestone Event, with any such issuance of equity to be subject to, and in accordance with, the terms of the Stock Purchase Agreement and, in each case, with the specific number, class and issuer of shares in the table below to be appropriately and equitably adjusted to reflect any stock split or combination, dividend, reorganization, reclassification, recapitalization, merger, business combination, exchange or readjustment of shares or other similar event. The Licensor’s ability to receive any Milestone Payments in equity shall be subject to the approval by the Company’s shareholders of the NASDAQ Proposal (as defined in the Stock Purchase Agreement). To the extent the Licensor elects to receive a cash payment, the Company shall have a period of three (3) months from the notice of such election to make fifty percent (50%) of such cash payment and six (6) months from the notice of such election to make fifty percent (50%) of such cash payment.

Milestone Event	Milestone Payment
	Cash Payment Option	Equity Payment Election
Meeting the primary endpoint of the Pivotal Trial for a Licensed Product	$15,000,000	Four hundred eleven thousand one hundred thirty-two (411,132) shares of the common stock of the Company not to exceed a value of $30,000,000
FDA acceptance of an NDA for a Licensed Product	$30,000,000	Eight hundred twenty-two thousand two hundred sixty-four (822,264) shares of the common stock of the Company not to exceed a value of $70,000,000
The First Commercial Sale in the United States of a Licensed Product	$45,000,000	One million two hundred thirty-three thousand three hundred ninety-five (1,233,395) shares of the common stock of the Company not to exceed a value of $90,000,000
The First Commercial Sale in Japan of a Licensed Product	$10,000,000	Two hundred five thousand five hundred sixty-six (205,566) shares of the common stock of the Company not to exceed a value of $20,000,0000

“Value” of Company common stock shall mean, for any date, the price determined by the first of the following clauses that applies: (a) if the Company common stock is then listed or quoted on a Trading Market, the average closing price of the Company common stock during the ten trading days ending on the date in question (or the nearest preceding date if such date is a day on which the Trading Market is closed) on the Trading Market on which the Company common stock is then listed or quoted, (b) if the Company common stock is not then listed or quoted for trading on a Trading Market and if prices for the Company common stock are then reported on the OTCQB or OTCQX or the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the average of the closing bid price of the Company common stock so reported during the ten trading days ending on the date in question, or (c) in all other cases, the fair market value of the Company common stock as determined by an independent appraiser selected in good faith by the Company and reasonably acceptable to the Seller Representative, the fees and expenses of which shall be paid by the Company.

6.8 Royalties on Net Sales. Subject to Section 6.13, within thirty (30) days following the end of each calendar quarter during the Royalty Term for a given Licensed Product, the Company shall pay (in cash) to Licensor non-creditable, non-refundable royalties on Net Sales (by or on behalf of the Company, or any of its Affiliates, or any Sublicensees, as applicable) of such Licensed Product in the Territory during such calendar quarter, as calculated by multiplying the applicable royalty rate by the corresponding amount of cumulative Net Sales in the Territory, as follows:

Cumulative Net Sales Threshold	Royalty Rate
Net Sales of all Licensed Products in Canada and Mexico during the Royalty Terms for such Licensed Products.	3.0%
Less than or equal to $500,000,000 in cumulative Net Sales of all Licensed Products in the United States and Japan during the Royalty Terms for such Licensed Products.	6.0%
Greater than $500,000,000 in cumulative Net Sales of all Licensed Products in the United States and Japan during the Royalty Terms for such Licensed Products.	7.5%

6.9 No Multiple Royalties. No multiple royalties shall be payable because the use, lease or sale of any Licensed Product is, or shall be, covered by more than one Valid Claim contained in the Patent Rights.

6.10 Product Bundling and Combination.

6.10.1	Bundling. No reduction in price for Licensed Products as a result of “product bundling” shall be recognized under the terms of this Agreement. In the event that a Licensed Product is sold at a reduced price in connection with a sale of a product which is not a Licensed Product, then the price for such Licensed Product for purposes of calculation of royalties shall be the full price customarily charged for such Licensed Product in a stand-alone, arms’ length transaction.

6.10.2	Combination. In the event that the Licensed Product is sold as part of a Combination Product, the Net Sales of the Licensed Product, for the purposes of determining royalty payments, shall be determined by multiplying the Net Sales of the Combination Product by the fraction A/(A+B), where A is the weighted (by sales volume) average sale price of Licensed Product when sold separately in finished form and B is the weighted average sale price of the other product(s) sold separately in finished form in such country. In the event that such average sale price cannot be determined for both Licensed Product and the other product(s) in combination, Net Sales for purposes of determining royalty payments shall be mutually agreed by the Parties within a reasonable period of time prior to the first regulatory approval of such Combination Product based on all relevant factors including relative cost and the relative value contributed by each component, and such agreement shall not be unreasonably withheld. In no event shall the Net Sales price for a Licensed Product be reduced due to its inclusion in a Combination Product, compared to the weighted average sales price of such Licensed Product when sold separately in such country.

6.11 Place of Payment, Taxes and Conversions. Cash payments shall be paid by wire transfer in United States dollars at such place as Licensor may reasonably designate consistent with Applicable Laws and regulations, and payments in stock will be paid through mutually agreeable stock purchase agreements. Any taxes which the Company, its Affiliate, or Sublicensee shall be required by law to withhold on behalf of Licensor on remittance of the payments to Licensor may be deducted from such payment to Licensor. The Company shall furnish Licensor with the original copies of all official receipts for such taxes, or other evidence of such withholding sufficient to enable Licensor to claim such payment of taxes from any applicable Governmental Authority, in a timely manner. The Company shall provide Licensor any tax forms or other similar documentation that may be reasonably necessary in order for Licensor not to make any tax withholdings or to make tax withholdings at a reduced rate under an applicable bilateral income tax treaty, and shall update such forms and documentation from time to time as necessary to reflect changes in facts. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Laws, of tax withholdings, value added tax (“VAT”) or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or VAT. If any currency conversion shall be required in connection with the payments hereunder, such conversion shall be made by using the exchange rate prevailing at Citibank, N.A. in New York, New York on the last business day of the calendar quarterly reporting period to which such payments relate less any applicable fees associated with such exchange.

6.12 Time for Payment; Interest. Except as set forth in Section 6.7 with respect to the cash payments required thereunder, Milestone Payments payable to Licensor are due and payable within thirty (30) days after the achievement of the Milestone Event, except that the Milestone Payment set forth in Section 6.5.1 shall be payable within ten (10) days after achievement of the Milestone Event. If Licensor does not receive payment of any sum due to it on or before the due date, interest shall thereafter accrue on the sum due to Licensor until the date of payment at the per annum rate of five percent (5%) over the then-current prime rate reported in The Wall Street Journal or the maximum rate allowable by Applicable Laws, whichever is lower, with such interest compounded quarterly.

6.13 Royalty Reduction for Infringement. To the extent that:

(a)	the Company or any Affiliate of the Company is required by order or judgment of any court in any jurisdiction to obtain a license from a Third Party in any jurisdiction relating to the manufacture or composition of Licensed Product, in the Field of Use in the Territory; or

(b)	the Company or any Affiliate of the Company, in their reasonable discretion after appropriate legal analysis, believes it necessary to obtain a license from a Third Party in any jurisdiction relating to the manufacture or composition of Licensed Product, in the Field of Use in the Territory;

in order to sell a Licensed Product in such jurisdiction, then up to fifty percent (50%) of the reasonable royalties payable under such license in such jurisdiction may be deducted from royalties otherwise payable to Licensor hereunder in respect of such sales, provided that:

(c)	in no event shall the aggregate royalties payable to Licensor in any period in such jurisdiction be reduced by more than fifty percent (50%) as a result of any such deduction;

(d)	any excess deduction remaining as a result of such limitation may be carried forward to subsequent periods; and

(e)	no deduction shall be made for any judgment, license, or other obligation unless such obligation relates to Third Party intellectual property which claims the Active Pharmaceutical Ingredient, its use in the field of cancer, the formulations of the Active Pharmaceutical Ingredient in clinical trials as of the Effective Date, or claims the manufacturing methods which are used by Licensor to manufacture the Active Pharmaceutical Ingredient as of the Effective Date.

6.14 Payment Requirements. The Company shall have no obligation to make any of the payments set forth in Sections 6.3-6.6 to the extent the Licensor is not required to remit such payment(s) to the Original Licensor.

Article 7
Reports and Records

7.1 Records and Audits. The Company shall keep, and shall require its Affiliates and Sublicensees to keep, full, true and accurate books of account containing all particulars that may be necessary for the purpose of showing the amounts payable to Licensor under this Agreement. Said books of account shall be kept at the applicable Party’s principal place of business, and such books and all the supporting data shall be made available once per year upon reasonable notice to the Company for inspection by Licensor’s internal audit division or by another designated auditor selected by Licensor, except one to whom the Company has reasonable objection, for the purpose of verifying the Company’s Royalty Statements and other payments and/or compliance in other respects with this Agreement. If any such inspection shows an under reporting or underpayment of amounts owed to Licensor, the Company shall make such needed payment within thirty (30) days of the inspection report including any late charges as required by Section 6.12 of this Agreement. In the event that such an audit shows an underreporting or underpayment of greater than five percent (5%), then the out of pocket costs of such audit shall be paid by the Company. Said books of account and the supporting data shall be made available to Licensor for one (1) year following expiry of the Term. All payments required under this Section 7.1 shall be due within thirty (30) days of the date Licensor provides the Company notice of the payment due.

7.2 Royalty Statements. Within thirty (30) days from the end of each calendar quarter of each calendar year, the Company shall deliver to Licensor complete and accurate reports, giving such particulars of the business conducted by the Company during the preceding quarter under this Agreement as shall be pertinent to an accounting of royalties and other payments that may be due to Licensor under this Agreement (each, a “Royalty Statement”). Each Royalty Statement shall include at least the following for the applicable quarter:

(a)	an accounting of all Licensed Product used or sold;

(b)	total amounts invoiced (or otherwise charged) for Licensed Product, on a country-by-country basis;

(c)	Net Sales for each Licensed Product by each of the Company, each Affiliate and each Sublicensee, on a country-by-country basis;

(d)	cumulative Net Sales for the current calendar quarter;

(e)	a breakdown of deductions applicable in computed Net Sales and taxes withheld, if any;

(f)	a breakdown of royalties due based on Net Sales by or for the Company and its Affiliates and Sublicensees, each listed separately;

(g)	a breakdown of royalties due from any Sublicensee;

(h)	names and addresses of all Sublicensees and Affiliates of the Company; and

(i)	a copy of each report from each Sublicensee as may be pertinent to an accounting of royalties and other payments that may be due to Licensor.

7.3 Confidential Treatment of Reports. Licensor agrees to hold in confidence each Royalty Statement delivered by the Company pursuant to this Article 7 until the termination of this Agreement. Notwithstanding the foregoing, Licensor may disclose any such information required to be disclosed in its financial statements or as required by any stock exchange or similar regulatory authority, or pursuant to any Applicable Laws, provided that Licensor takes reasonable steps to provide the Company with the opportunity, where appropriate, to contest such subpoena, requirement or order and may disclose the Royalty Statements as needed to enforce its rights under this Agreement.

Article 8
Patent Prosecution and Maintenance

8.1 Prosecution and Maintenance. Following the Effective Date, and subject to Section 8.1.1, the Company shall diligently prosecute and maintain the Patent Rights in the Territory as set forth in Exhibit 1.43 hereto, (as may be amended, or supplemented, in writing from time to time after the Effective Date), including, but not limited to, the filing of patent applications, extensions, continuations, continuations-in-part, divisionals, re-examinations, or re-issue applications that the Company determines may be required to advance the purposes of this Agreement or otherwise to protect the rights and licenses granted hereunder. The Company agrees to keep Licensor well informed with respect to the status and progress of any such applications (including any new applications), prosecution and maintenance activities, and to consult in good faith with Licensor and take into account Licensor’s comments and requests with respect thereto prior to the filing of any such documents. Both Parties agree to provide reasonable cooperation to each other to facilitate the application and prosecution of patents pursuant to this Agreement.

8.1.1	Subject to Section 5.2, to the extent Licensor or any Affiliate or licensee of Licensor intends to file any additional patent application(s) directly or indirectly related to the Technology, Licensor will provide to the Company written notice of its intent to file the additional patent application(s) outside the Territory at least thirty (30) days before actual filing. Subject to Section 8.1, at the Company’s request, Licensor or any Affiliate or licensee of Licensor shall also concurrently file the additional patent application(s) in the Territory. Prior to filing such patent application(s) in the Territory, Licensor or any Affiliate or licensee of Licensor agrees to consult in good faith with Company and take into account any comments and requests that Company may have with respect to such patent application(s). Licensor also agrees to update Exhibit 1.43 to include the additional patent application(s) as Patent Rights. Within thirty (30) days of filing, the Company shall reimburse Licensor for any fees and costs associated with filing any additional patent application(s) in the Territory. Licensor’s obligation to provide notice under this section ends upon the first filing of any outside-the-Territory version of an NDA by Licensor.

8.1.2	Subject to Section 5.2, to the extent the Company intends to file any additional patent application(s) directly or indirectly related to the Technology, the Company will provide to Licensor written notice of its intent to file the additional patent application(s) inside the Territory at least thirty (30) days before actual filing. At Licensor’s request, the Company shall also file the additional patent application(s) outside the Territory. Within thirty (30) days of filing, Licensor shall reimburse the Company for any fees and costs associated with the filing of any additional patent application(s) outside the Territory. At its option, the Company shall, or by written notice shall permit Licensor to, diligently prosecute and maintain the additional patent application(s) outside the Territory at Licensor’s sole expense. The Party prosecuting the patents shall keep the other Party reasonably well informed with respect to the status and progress of any such additional patent application(s), prosecution and maintenance activities, and to consult in good faith with the non-prosecuting Party and take into account the non-prosecuting Party’s comments and requests with respect thereto. The Company’s obligation under this section ends upon the first filing of an NDA by the Company in the United States.

8.1.3	As of the Effective Date, the Company shall assume all outstanding amounts due to Licensor’s intellectual property counsel for the prosecution and maintenance of the Patent Rights prior to the Effective Date in an amount not to exceed $580,000.

8.1.4	Sections 8.1.1 and 8.1.2 shall automatically be deleted from this Agreement on the first date that either: (a) the removal of such provisions would no longer violate the Initial License; or (b) the Initial License expires or terminates.

8.2 Abandonment. The Company may, in its discretion, elect to abandon any patent applications or issued patent in the Patent Rights. Following a decision by the Company to abandon a patent application or issued patent, Licensor shall have the right, but not the obligation, to commence or continue such prosecution and to maintain any such Patent Rights under its own control and at its own expense. Prior to any such abandonment, the Company shall give Licensor at least sixty (60) days’ notice and a reasonable opportunity to take over prosecution and maintenance of such Patent Rights. The Company agrees to cooperate in such activities including execution of any documents necessary to enable Licensor to prosecute such Patent Rights. In the event Licensor elects to commence or continue such prosecution of the Patent Rights after the Company’s decision to abandon, the Company hereby assigns all of its right, title, and interest in and to such abandoned Patent Right to Licensor.

Article 9
Dispute Resolution

9.1 Disputes.

9.1.1	The Parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either Party’s rights and/or obligations hereunder or to the interpretation, performance, breach, or termination of this Agreement (a “Dispute”). It is the objective of the Parties to establish procedures to facilitate the resolution of a Dispute in an expedient and effective manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 9 if and when a Dispute arises under this Agreement.

9.1.2	A Dispute among the Parties that arises shall be promptly presented (by either Party) to the Chief Executive Officers of Licensor and the Company, or their respective designees (who must be members of the applicable Party’s senior management) for resolution, and such individuals shall discuss the Dispute and seek to agree on a resolution of the Dispute promptly and in good faith. From the date of referral of a Dispute to the Chief Executive Officers or their designees of the Parties and until such time as any matter has been resolved by the Parties or has been finally settled by arbitration hereunder, the running of the cure periods (if any) as to which a Party must cure a breach that is part of the subject matter of any Dispute shall be suspended (so long as such Party is participating in good faith in the process to resolve such Dispute). In the event that the Chief Executive Officers of Licensor and the Company, or their respective designees, cannot after good faith negotiations resolve the Dispute within thirty (30) days (or such other period of time as mutually agreed to by the Parties in writing) of being requested by a Party to resolve a Dispute, the Parties agree that such Dispute shall be resolved by binding arbitration in accordance with this Section 9.1.

9.1.3	If a Party intends to begin arbitration to resolve such Dispute as provided above, such Party shall provide written notice (the “Arbitration Notice”) to the other Party informing such other Party of such intention and the issues to be resolved. Any arbitration hereunder shall be conducted pursuant to the Commercial Arbitration Rules of the American Arbitration Association (“AAA”), including the Supplementary Procedures for Large Complex Disputes (the “AAA Rule”) except as modified herein. The arbitration shall be conducted by a panel of three (3) neutral, independent arbitrators (the “Panel”) to be mutually agreed upon by the Parties and appointed by the AAA. The arbitrators shall be industry experts experienced in the issues comprising the Dispute and shall have no past, present or anticipated future affiliation with either Party. If the Parties are unable to agree upon all or any number of the three (3) mutually acceptable arbitrators within thirty (30) days after the filing of the Arbitration Notice, the AAA shall promptly appoint the arbitrator(s) to complete the Panel in accordance with the criteria set forth in this Section 9.1.3. The arbitration shall take place in New York, NY, or such other location mutually agreed upon by the Parties. The Panel shall apply the governing law in Section 16.9. The Panel shall issue appropriate protective orders to protect each Party’s Confidential Information. If a Party can demonstrate to the Panel that the complexity of the issue or other reasons warrant the extension of one or more timetables in the AAA Rules, the Panel may extend such timetables but in no event shall the proceeding extend more than twelve (12) months from the date of filing of the Arbitration Notice with the AAA. The Panel’s decision shall be in writing. Except for any dispute arising in connection with Section 2.2, the Panel shall have the authority to award any remedy allowed by law or in equity, including compensatory damages, pre judgment interest and to grant final, complete, interim, or interlocutory relief, including specific performance, injunctions and other equitable relief, but shall not have any authority to award indirect, incidental, special, consequential, punitive or other damages, and each Party shall be deemed to have waived any right to such excluded damages. Each Party shall bear its own costs, fees and expenses in the arbitration and shall share equally the Panel’s fees, except as otherwise provided by the Panel.

9.2 Performance to Continue. Each Party shall continue to perform its obligations under this Agreement pending final resolution of any Dispute arising out of or related to this Agreement; provided, however, that a Party may suspend performance of its obligations during any period in which the other Party fails or refuses to perform its obligations.

9.3 Determination of Patents and Other Intellectual Property. Notwithstanding the foregoing, any dispute relating to the determination of validity of claims, infringement or claim interpretation relating to Licensor’s Patent Rights shall be submitted exclusively to the courts having jurisdiction over the applicable patents.

9.4 Statute of Limitation and Time-Based Defenses Tolled. All applicable statutes of limitation and time-based defenses (such as estoppel and laches) shall be tolled while any arbitration proceedings are pending and during any arbitration proceedings under Section 9.1, so long as the Party subject to such statutes, or asserting such defenses, is participating in good faith in such proceedings. The Parties shall cooperate in taking any actions necessary to achieve this result.

Article 10
Term and Termination

10.1 Term. This Agreement shall become effective on the Effective Date and shall expire on the date of the expiration of the last to expire Royalty Term for the last Licensed Product in any country in the Territory (the “Term”), unless earlier terminated as provided in Sections 10.2, 10.3, or 10.4.

10.2 Termination for Material Breach. Upon any material breach or default of this Agreement by a Party, the non-breaching Party shall have the right to terminate this Agreement and the rights, privileges, and license granted hereunder by giving one hundred eighty (180) days prior written notice to the breaching Party. Upon the expiration of the one hundred eighty (180) day period, if the breaching Party has not cured such breach or default, this Agreement shall, at the option of the non-breaching Party, terminate upon written notice to the breaching Party. In the event of a bona fide Dispute between the Parties over whether any material breach has occurred, the Parties shall attempt to resolve such Dispute in accordance with Section 9.1 as soon as possible, and this Agreement shall not terminate during such Dispute resolution process, and as such this license shall remain in full force and effect until such Dispute is settled or otherwise resolved under Section 9.1. In the event that the Company files for bankruptcy, Licensor may terminate this Agreement upon ten (10) days written notice to the Company.

10.3 Expiry of Royalty Term on a Country by Country Basis. Upon expiry of the Royalty Term in each country in the Territory, the Company will have an irrevocable, paid up, royalty-free license under the IP Rights to make, have made, use, import, offer for sale, distribute, and sell such Licensed Product in such country.

10.4 Termination for Convenience. The Company shall have the right at any time to terminate this Agreement, partial with respect to any jurisdiction within the Territory, or in its entirety, for any reason or no reason, by giving ninety (90) days’ notice thereof in writing to Licensor.

10.5 Consequences of Termination.

10.5.1	Upon the early termination of this Agreement by Licensor, or the Company, under Section 10.2 or by Company under Section 10.4, the following shall occur:

(a)	Subject to Section 10.5.1(c), the Company shall have no right to practice within the IP Rights or use any of the IP Rights, and all rights, title or interest in, or other incidents of ownership under the IP Rights shall revert to and become the sole property of Licensor, provided that survival of sublicenses granted shall be governed by Section 2.3.4;

(b)	The Company shall promptly assign (at the Company’s expense) to Licensor: (i) all Governmental Approvals (including Marketing Authorizations, licenses, facility licenses and permits required by Applicable Laws or by the applicable Regulatory Authorities) for the Licensed Product in the Territory; (ii) all Company Sole Inventions, Joint Inventions, and all intellectual property rights related to such Company Sole Inventions or Joint Inventions; and (iii) all agreements that are between the Company and any Affiliate, or Third Party, and that relate to the Development, manufacture, or commercialization of any Licensed Products; and

(c)	The Company may, after the effective date of such termination and continuing for a period not to exceed twelve (12) months thereafter, sell all completed Licensed Products, and any Licensed Products in the process of manufacture at the time of such termination, and sell the same, provided that the Company:

(i) notifies Licensor of its decision within thirty (30) days after the date it receives a notice of termination by Licensor or the date it provides a notice of termination to Licensor, as the case may be;

(ii) pays or causes to be paid to Licensor the royalties and other payments thereon as required by Article 6 of this Agreement; and

(iii) submits the reports required by Article 7.

10.5.2	If the Company does not elect pursuant to Section 10.5.1 to sell-off or distribute, as applicable, any existing inventory of Licensed Product, the Company shall, at Licensor’s election, either:

(a)	sell all existing inventory of Licensed Product to Licensor at fair market value; or

(b)	destroy all remaining inventory of Licensed Product in accordance with Applicable Laws and provide Licensor with written proof of destruction sufficient to comply with Applicable Laws.

10.6 Wind-Down by the Company. Upon any termination of this Agreement, the Company will (a) responsibly wind-down, in accordance with accepted pharmaceutical industry norms and ethical practices, any on-going clinical trials for which it has responsibility hereunder in which patient dosing has commenced; or (b) at Licensor’s sole discretion, transfer to Licensor or its designee such clinical trial to the extent permitted under Applicable Laws and accepted pharmaceutical industry norms and ethical practices. The Company will be responsible for any costs associated with such wind-down mentioned under the foregoing subsections (a) and (b).

10.7 Partial Termination. Upon the early termination of this Agreement by either Party in respect of a country, the terms of Section 10.5 shall apply in respect of such country.

10.8 Survival. Upon termination of this Agreement for any reason, nothing herein shall be construed to release either Party from any obligation that matured prior to the effective date of such termination or obligations under Articles 3 and 4. The following shall survive termination for any reason: Sections 2.3 and 3.2 and Articles 1, 9, 10, 11, 12, 13, 15, and 16.

10.9 Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by a Party to the other Party are, and otherwise will be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws. The Parties agree that a Party that is a licensee of such rights under this Agreement will retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code or comparable provision of applicable bankruptcy or insolvency laws.

Article 11

Infringement and Other Actions

11.1 Notice of Infringement of IP Rights. The Company and Licensor shall promptly provide written notice, to the other Party, of any alleged infringement or any challenge or threatened challenge to the validity, enforceability or priority of any of the IP Rights, and the Parties will provide each other with any available evidence of such infringement, challenge or threatened challenge by a Third Party of the IP Rights.

11.2 Enforcement of IP Rights. During the Term of this Agreement, the Company shall have the right, but not the obligation, at its own expense and utilizing counsel of its choice, to enforce the IP Rights against any alleged infringers/misappropriators and, subject to Section 11.3, to defend against any alleged infringement or misappropriation by the Company of Third Party intellectual property rights. In furtherance of such right, Licensor hereby agrees that the Company may join the Licensor as a party in any such suit at the Company’s own cost and expense. The Company shall indemnify and hold Licensor harmless against any costs, expenses or liability that may be found or assessed against Licensor in any such suit other than resulting from Licensor’s gross negligence or willful misconduct. Any recovery of damages pursuant to this Section 11.2 shall be allocated pursuant to Section 11.4 below.

11.3 Infringement by Licensed Product. In the event that a claim or suit is asserted or brought against the Company alleging that the manufacture or sale of any Licensed Product by the Company, an Affiliate of the Company, or any Sublicensee, or the use of such Licensed Product by any customer of any of the foregoing, infringes proprietary rights of a Third Party, the Company shall give written notice thereof to Licensor. The Company may, in its sole discretion, modify such Licensed Product to avoid such infringement and/or may settle on terms that it deems advisable in its sole discretion, subject to Section 11.2, and provided that the terms of such settlement shall not conflict with the Company’s obligations to Licensor pursuant to this Agreement. The Company shall have the right, but not the obligation, to defend any such claim or suit. In the event the Company elects not to defend such suit, Licensor shall have the right, but not the obligation to do so, subject to Section 11.2, at its sole expense.

11.4 Allocation of Damages Recovered. Any recovery of damages by the Company, in any such suit under Section 11.2 or 11.3, shall be applied first in satisfaction of any unreimbursed expenses and legal fees of the Company and Licensor relating to the suit. The balance remaining from any such recovery shall be allocated as follows: sixty percent (60%) to the Company, and forty percent (40%) to Licensor.

11.5 Cooperation. In any suit to enforce and/or defend the IP Rights pursuant to this Agreement, the Party not in control of such suit shall, at the request and expense of the controlling Party, cooperate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

11.6 Limitations. Notwithstanding any other provision of this License Agreement, the Licensor shall not have any obligation to indemnify, reimburse, defend or otherwise compensate or protect the Company, for any matter under this Article 11, except to the extent arising from a breach of representations of the Licensor as set forth in Section 12.2, and then only in accordance with and to the extent of, Article 13.

Article 12
Representations, Warranties and Covenants

12.1 The Company’s Representations and Warranties. The Company represents and warrants to Licensor, as of the Effective Date, that:

12.1.1	The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Company has the requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the other agreements contemplated hereby to which the Company is a party and the performance and consummation of the transactions contemplated herein by the Company have been duly authorized by all necessary action on the part of the Company. This Agreement and the other agreements contemplated hereby to which the Company is a party have been duly executed and delivered by the Company and, subject to the due authorization, execution and delivery of such agreements by the other parties thereto, this Agreement and such other agreements contemplated hereby constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforcement may be affected by bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditor’s rights generally and except for general principles of equity.

12.1.2	The execution and delivery of this Agreement and the other agreements contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation or breach of any provision of the organizational documents of the Company, (ii) conflict with or violate any Applicable Laws of any U.S. Federal, state, foreign or local government or any court, tribunal, administrative agency or commission or other Governmental Authority, Regulatory Authority, Competent Authority, body or agency, including any self-regulatory organization (the “Governmental Authorities”) applicable to the Company or any of its assets or operations or any permit applicable to the Company or (iii) result in (x) any violation or breach of, constitute (with or without notice or lapse of time or both) a default under or conflict with (or give rise to a right of termination, amendment, cancellation or acceleration of any material obligation or loss of any benefit under) the provisions of any lease, contract or other agreement to which the Company is a party or by which it or any of its properties or assets is otherwise bound or (y) the imposition of any lien, pledge, hypothecation, mortgage, security interest, claim, lease, charge, option, right of first refusal or first offer, easement, servitude, transfer restriction, voting requirement or any other encumbrance, restriction or limitation on any of the properties or assets of the Licensor.

12.1.3	No consent, approval or authorization of, or declaration or filing with, any Governmental Authority or Person (a “Consent”) is required on the part of the Company in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

12.1.4	As of the Effective Date, the Company has disclosed to Licensor all data, publications, and studies of which the Company is in possession of and that relate to the Licensed Product (or its research, Development, manufacture, or commercialization).

12.1.5	As of the Effective Date, the Company has not executed, or is not negotiating, any term sheets, option agreements, or other agreements that are with any Third Party and that relate to the Licensed Product (or its research, Development, manufacture, or commercialization).

12.2 Licensor’s Representations and Warranties. Licensor represents and warrants, to Licensor’s knowledge (without any duty of inquiry) as of the Effective Date, that:

12.2.1	The Licensor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Licensor has the requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which it is a party and to consummate the transactions contemplated herein. The execution and delivery of this Agreement and the other agreements contemplated hereby to which the Licensor is a party and the performance and consummation of the transactions contemplated herein by the Licensor have been duly authorized by all necessary action on the part of the Licensor. This Agreement and the other agreements contemplated hereby to which the Licensor is a party have been duly executed and delivered by the Licensor and, subject to the due authorization, execution and delivery of such agreements by the other parties thereto, this Agreement and such other agreements contemplated hereby constitute valid and binding obligations of the Licensor, enforceable against the Licensor in accordance with their respective terms, except as such enforcement may be affected by bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditor’s rights generally and except for general principles of equity.

12.2.2	The execution and delivery of this Agreement and the other agreements contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation or breach of any provision of the organizational documents of the Licensor, (ii) conflict with or violate any Applicable Laws of any Governmental Authorities applicable to the Licensor or any of its assets or operations or any permit applicable to the Licensor or (iii) result in (x) any violation or breach of, constitute (with or without notice or lapse of time or both) a default under or conflict with (or give rise to a right of termination, amendment, cancellation or acceleration of any material obligation or loss of any benefit under) the provisions of any lease, contract or other agreement to which the Licensor is a party or by which it or any of its properties or assets is otherwise bound or (y) the imposition of any lien, pledge, hypothecation, mortgage, security interest, claim, lease, charge, option, right of first refusal or first offer, easement, servitude, transfer restriction, voting requirement or any other encumbrance, restriction or limitation on any of the properties or assets of the Licensor.

12.2.3	No Consent is required on the part of the Licensor in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

12.2.4	Licensor owns all right, title, and interest in, or has exclusive license rights in, the Licensed Products, and IP Rights, but only to the extent validly granted to it under the Initial License, free and clear of all liens, charges, encumbrances or other restrictions or limitations of any kind whatsoever granted or incurred by, or at the direction of, Licensor.

12.2.5	There are no agreements, licenses, options, restrictions, liens, rights of Third Parties, disputes, royalty obligations, proceedings or claims relating to, affecting, or limiting Licensor’s ability to grant the Company the licenses granted under this Agreement.

12.2.6	Licensor has not received any notice that: (i) the IP Rights and Licensed Products infringe or misappropriate the intellectual property rights of any Third Party; or (ii) the IP Rights are invalid and unenforceable.

12.2.7	No Third Party has infringed or misappropriated or is infringing or misappropriating the IP Rights.

12.3 DISCLAIMER. The Company has received, reviewed and done diligence to its satisfaction with respect to the Initial License and all property, rights and matters related thereto. EXCEPT AS SET FORTH ABOVE IN SECTIONS 12.2.1 – 12.2.7, LICENSOR, ITS AFFILIATES, AND THEIR DIRECTORS, OFFICERS, EMPLOYEES, AND AGENTS, MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESSED OR IMPLIED ON THE INITIAL LICENSE, THE IP RIGHTS, THE LICENSED PRODUCT, THE CONFIDENTIAL INFORMATION, OR THEIR USE BY THE COMPANY, ITS AFFILIATES, OR ANY SUBLICENSEES. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, NO WARRANTIES, EXPRESS OR IMPLIED ARE OFFERED AS TO: (I) THE MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT OF THE IP RIGHTS, THE LICENSED PRODUCT, AND/OR THE CONFIDENTIAL INFORMATION PROVIDED TO COMPANY (INCLUDING THE AFFILIATES) UNDER THIS AGREEMENT; (II) THE SUCCESSFUL DEVELOPMENT OR COMMERCIALIZATION OF THE LICENSED PRODUCT; OR (III) THE NON-INFRINGEMENT (OR MISAPPROPRIATION) OF ANY THIRD PARTY’S INTELLECTUAL PROPERTY RIGHTS THROUGH THE RESEARCH, DEVELOPMENT, MANUFACTURE, OR COMMERCIALIZATION OF THE LICENSED PRODUCT.

12.4 The Company’s Covenant. The Company covenants to Licensor that, as of the Effective Date and continuing throughout the Term, the Company will perform all of its obligations under this Agreement.

Article 13
Indemnity

13.1 Indemnity Obligations of Licensor. Licensor shall indemnify, hold harmless, and defend the Company and its Affiliates and their respective stockholders, members, managers, officers, directors, employees, agents, successors and assigns (the “Company Indemnitees”) against, and shall hold them harmless from, any and all losses, liabilities, damages, claims (including Third Party Claims), charges, interest, penalties, taxes, diminution in value, costs and expenses (including legal, consultant, accounting and other professional fees, and fees and costs incurred in enforcing rights under this Article 13) (collectively, “Losses”) resulting from, arising out of, or incurred by any Company Indemnitee in connection with, or otherwise with respect to:

13.1.1	the breach of any representation and warranty by Licensor contained in this Agreement;

13.1.2	any breach of any covenant or agreement of Licensor contained in this Agreement or any certificate or other document furnished, or to be furnished, to any Company Indemnitee in connection with the transactions contemplated by this Agreement; or

13.1.3	any claim of harm caused to any Third Party by use of any Licensed Product that is provided, sold or distributed by Licensor or any of its Affiliates outside the Territory.

13.2 Indemnity Obligations by the Company. The Company shall indemnify, hold harmless and defend Licensor and its Affiliates and their respective stockholders, members, managers, officers, directors, employees, agents, successors and assigns (the “Licensor Indemnitees”) against, and shall hold them harmless from, any and all Losses in the Territory resulting from, arising out of, or incurred by any Licensor Indemnitee in connection with, or otherwise with respect to:

13.2.1	the breach of any representation and warranty by the Company contained in this Agreement;

13.2.2	any breach of any covenant or agreement of the Company contained in this Agreement;

13.2.3	any claim of harm caused to any Third Party by the use of any Licensed Product that is provided, sold, manufactured, or distributed by the Company or any Affiliate, Sublicensee, distributor, contractor, or agent of the Company, in the Territory; or

13.2.4	the negligence, gross negligence, or willful misconduct of any Company Indemnitee.

13.3 Indemnity Procedure; Insurance13.4. In the event that any indemnitee receives notice of the assertion of any claim or the commencement of any action, suit or proceeding, claim, arbitration, litigation or investigation (an “Action”) by a Third Party in respect of which indemnity may be sought under the provisions of this Article 13 (“Third Party Claim”), the indemnitee shall notify the indemnitor of such Third Party Claim. The indemnitor shall have the right to defend, conduct and control the defense of the Third Party Claim (“Third Party Defense”) with counsel of its choice at the expense of the indemnitor; provided, however, that the indemnitee shall have the right, at its expense, to participate in (but not control) such Third Party Defense. The indemnitor shall conduct the Third Party Defense actively and diligently, and the indemnitee will provide reasonable cooperation in the Third Party Defense. The indemnitor shall have the right to consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim in any manner and on such terms as it may deem appropriate without the consent of the indemnitee provided, however, that no settlement shall be agreed to which admits to any wrongdoing or fault on behalf of indemnitee, or provides for the imposition of any obligation on the indemnitee other than the payment of money on the indemnitee’s behalf by the indemnitor. Furthermore, each Party shall procure and maintain insurance, including product liability insurance, adequate to cover its obligations hereunder and consistent with normal business practices of prudent companies similarly situated. It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this Article 13. Each Party shall provide the other Party with written evidence of such insurance upon request. Each Party shall provide the other Party with written notice at least thirty (30) days prior to the cancellation, non-renewal or material change in such insurance.

13.5 Exclusive Remedy13.6. This Article 13is the sole and exclusive remedy of the Company with respect to any matter arising from or relating to this License Agreement. In no event shall the aggregate amounts payable by Licensor to the Company exceed, without duplication, the amount set forth in Section 16.10.

Article 14
Use of Names and Publication

14.1 Use of Name. Nothing contained in this Agreement shall be construed as granting any right to the Company, its Affiliates, or Sublicensees to use in advertising, publicity, or other promotional activities any name, trade name, trademark, or other designation of Licensor or any of its units (including contraction, abbreviation or simulation of any of the foregoing) without the prior, written consent of Licensor; provided that each Party may use the other’s name in various documents used for capital raising and financing without such prior written consent and where the use of such names may be required by Applicable Law.

14.2 No Agency. Nothing herein shall be deemed to establish a relationship of principal and agent between Licensor and the Company, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as creating a partnership between the Licensor and the Company, or as creating any other form of legal association or arrangement, which would impose liability upon one Party for the act or failure to act by the other Party, or that would allow one Party to bind the other Party.

14.3 Publication. Subject to Section 15.2, in the event that the Company desires to publish or disclose publicly, by written, oral or other presentation, any material information directly related to Licensed Products generated by Company or its Sublicensees (and not already in the public domain), this Agreement or the transactions contemplated hereby, then the Company shall notify Licensor in writing, confirmed by the Licensor, and/or by certified or registered mail (return receipt requested) of their intention at least thirty (30) days prior to any publication, disclosure, speech, lecture or other oral or written presentation at least thirty (30) days before any written or other publication or disclosure of such material information. Following receipt of such notice by the Licensor, the Company may not publish or disclose publicly, by written, oral, other presentation, any material information directly related to Licensed Product without express written approval of Licensor. The Company shall include with such notice a description of any proposed oral presentation or, in any proposed written or other disclosure, a current draft of such proposed disclosure or abstract.

Article 15
Confidentiality

15.1 Confidentiality and Non-Use. Any information that is disclosed by a Party to the other Party under this Agreement, that is marked as “CONFIDENTIAL”, and that directly relates to the Licensed Product shall be deemed the “Confidential Information” of the disclosing Party. Each Party covenants and agrees that it will use the Confidential Information of the other Party solely for performing its obligations, and exercising its rights, under this Agreement and shall not use any such Confidential Information for any other purpose unrelated to this Agreement. Further, each Party covenants and agrees that it will hold all of the other Party’s Confidential Information in confidence, and shall not disclose same to any Third Party, during the Term and for a period of five (5) years after the termination or expiration of this Agreement. Each Party shall exercise, with respect to the Confidential Information of the other Party, the same degree of care as the Party exercises with respect to its own confidential or proprietary information of a similar nature, but in any event no less than reasonable care, and shall not disclose such Confidential Information of the other Party or permit its disclosure to any Third Party (except to those of its employees, consultants, or agents who are bound by the same obligation of confidentiality of this Agreement). However, the foregoing undertakings of non-use and confidentiality shall not apply to any specific Confidential Information of a disclosing Party that the receiving Party can demonstrate:

(a)	the receiving Party receives at any time from a third-party lawfully in possession of same and having the right to disclose same;

(b)	is, as of the date of this Agreement, in the public domain, or subsequently enters the public domain through no fault of the receiving Party;

(c)	is independently developed by the receiving Party as demonstrated by written evidence without reference or access to any Confidential Information disclosed to the receiving Party by the disclosing Party; or

(d)	is disclosed pursuant to the prior written approval of the disclosing Party.

Further, notwithstanding the foregoing, a Party may disclose specific Confidential Information of the other Party to the extent that such disclosure is required pursuant to Applicable Law or legal process (including, without limitation, to a Governmental Authority) provided, in the case of disclosure pursuant to legal process, reasonable prior notice of the impending disclosure is provided to the non-disclosing Party.

15.2 Securities Filings. In the event either Party proposes to file with the Securities and Exchange Commission or the securities regulators of any state or other jurisdiction: (a) any registration statement or any other disclosure document which describes or refers to the terms and conditions of this Agreement; (b) a copy of this Agreement; or (c) a request for confidential treatment of this Agreement, the Party shall notify the other Party of such intention and shall provide such other Party with a copy of relevant portions of the proposed filing and any related correspondence and/or memorandum, and shall use Commercially Reasonable Efforts to obtain confidential treatment of the terms and conditions of this Agreement that such other Party requests be kept confidential, and shall only disclose Confidential Information which it is advised by counsel is legally required to be disclosed or required to be disclosed. No such notice shall be required under this Section 15.2 if the substance of the description of or reference to this Agreement contained in the proposed filing has been included in any previous filing made by the either Party hereunder or otherwise approved by the other Party.

Article 16
Miscellaneous Provisions

16.1 Assignment. The Company shall have the right to assign (including by way of merger or operation of law) this Agreement (or delegate its obligations under this Agreement), in whole as part of a sale of all of Company’s business but not otherwise, to Third Parties, or an Affiliate of the Company, on the conditions that: (a) the Company is not in breach of any of its payment obligations, or material breach of any other obligation, under this Agreement at the time of such assignment; (b) the assignee has and will have, or has reasonable access to, adequate resources to perform its obligations under this Agreement; and (c) such assignment agreement is in writing and includes an agreement by the assignee, acknowledging that for purpose of the assignment it shall, and be deemed to, succeed to all obligations, duties, and rights of the Company under this Agreement, for the express benefit of the Licensor. The Company shall remain primarily responsible for performance of the obligations of “the Company” ( as referred to under this Agreement) under and pursuant to this Agreement and for any failure of such assignee to pay or perform the same when due. The Company shall provide Licensor with a copy of any such permitted assignment within thirty (30) days prior to its execution. This Agreement and the rights and duties appertaining hereto (including the right to receive royalties or milestone payments under this Agreement) may be assigned or transferred by Licensor at Licensor’s sole discretion (without obtaining the written consent of the Company). Any purported assignment in violation of this Section 16.1 shall be null, void, and of no effect. No assignment shall relieve either Party of responsibility for the performance of any obligation that accrued before the effective date of assignment. This Agreement is binding upon the permitted successors and assigns of the Parties. Any purported assignment in violation of this Section shall be null, void, and of no effect.

16.2 Binding Nature and Inurnment. This Agreement will not be binding upon the Parties until it has been signed below on behalf of each Party, in which event, it shall be effective as of the Effective Date. As of the Effective Date, this Agreement is binding upon and inures to the benefit of the Parties and their respective permitted successors and assigns.

16.3 Compliance with Applicable Laws. The Company shall observe all Applicable Laws with respect to the making, manufacture, use, sale, offer for sale, export and/or import of Licensed Product and related technical data to foreign countries, including the regulations of Regulatory Authorities.

16.4 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be signed and delivered to the other Party by facsimile signature or as a pdf attachment to an email; such transmission will be deemed a valid signature.

16.5 Entire Agreement; Amendment. The Parties hereto acknowledge that this Agreement, including the Exhibits, Schedules and documents incorporated by reference, sets forth the entire agreement and understanding of the Parties as to the subject matter hereof, and shall not be subject to any change of modification except by the execution of a written instrument subscribed to by the Parties and shall supersede all previous communications, representations or understandings, either oral or written, between the Parties relating to the subject matter hereof. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by the respective authorized officers of each of the Parties.

16.6 Force Majeure. Neither Party is responsible for delays resulting from causes beyond its reasonable control, including fire, explosion, flood, war, strike, act of terrorism, epidemic, pandemic, or riot, provided that the nonperforming Party uses Commercially Reasonable Efforts to avoid or remove those causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever the causes are removed.

16.7 Further Assurances. From time to time during the Term, at the request of either Party, and without any further consideration, the other Party shall execute and deliver such documents (including any instruments of sale, merger, and transfer) and take such other action as the requesting Party may reasonably request to the extent necessary to consummate more effectively the transactions contemplated hereby.

16.8 Interpretation. Except where the context expressly requires otherwise: (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa); (b) the words “include”, “includes”, and “including” shall be deemed to be followed by the phrase “without limitation”; (c) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (d) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein); (e) any reference herein to any person or entity shall be construed to include the person’s or entity’s successors and assigns; (f) the words “herein”, “hereof”, and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (g) all references herein to Sections, Exhibits, or Schedules shall be construed to refer to Sections, Exhibits, or Schedules of this Agreement, and references to this Agreement include all Exhibits and Schedules hereto; (h) the word “notice” means notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement; (i) provisions that require that a Party, the Parties or any committee hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise, including by e-mail; (j) unless stated otherwise, references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof; (k) the term “or” shall be interpreted in the inclusive sense commonly associated with the term “and/or”; (l) each Party has used its legal counsel in the negotiation of this Agreement, and the Agreement will not be construed against either Party as the drafter; and (m) references to any Sections include Sections and subsections that are part of the related Section (e.g., a section numbered “Section 2.1” would be part of “Section 2”, and references to “Section 2.1” would also refer to material contained in the subsection described as “Section 2.1.1(a)”).

16.9 Law; Jurisdiction. This Agreement shall be construed, governed, interpreted and applied in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.

16.10    No Consequential Damages; Liability Limit. EXCEPT WITH REGARD TO DAMAGES ARISING FROM BREACH OF Article 15 AND ANY DUTY TO INDEMNIFY FOR INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES RECOVERED BY A THIRD PARTY, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES INCURRED BY EITHER PARTY UNDER THIS AGREEMENT OR OTHERWISE. NOTWITHSTANDING ANYTHING TO THE CONTRARY, IN NO EVENT SHALL LICENSOR’S CUMULATIVE LIABILITY EXCEED THE AMOUNT OF THE PAYMENTS RECEIVED BY LICENSOR FROM THE COMPANY (IN STOCK OR CASH) IN THE TWELVE (12) MONTHS PRECEDING THE DATE OF THE CLAIM FOR WHICH THE LIABILITY RELATES. THE PROVISIONS OF THIS SECTION 16.10 SHALL SURVIVE THE EXPIRATION OR TERMINATION OF THIS AGREEMENT.

16.11    Payments, Notices and Other Communications. Any payment, notice or other communication required or permitted to be given pursuant to this Agreement shall be in writing and sent by certified first class mail, postage prepaid, by hand delivery or by facsimile if confirmed in writing, in each case effective upon receipt, at the addresses below or as otherwise designated by written notice given to the other Party:

In the case of Licensor:

Cortice Biosciences

1345 Avenue of the Americas

42nd Floor

New York, NY 10105

Attn: Michael Weiser/Jason Stein

Email: mweiser@actin.com

Cc: jstein@actin.com

With a copy to:

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

Attention: Geoff Kuziemko

Email: gkuziemko@omm.com

In the case of the Company:

CNS Pharmaceuticals, Inc.

2100 West Loop South, Suite 900

Houston, Texas 77027

Attention: CEO

Telephone No. (800) 946-9185

E-mail: Notices@CNSPharma.com

With a copy to:

ArentFox Schiff LLP
1717 K Street, NW
Washington, DC 20006
E-mail: cavas.pavri@afslaw.com
Facsimile No.: (202) 857-6395
Attention: Cavas Pavri, Esq.

16.12    Payment of Own Fees and Expenses. Each of the Company and Licensor shall be responsible for their own expenses relating to the preparation and consummation of this Agreement.

16.13    Severability. The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

16.14    Waiver. The failure of either Party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party. Any waiver of any rights or failure to act in a specific instance relates only to that instance and is not an agreement to waive any rights or fail to act in any other instance.

Signature page follows.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement by proper persons, duly authorized, as of the date below. The Parties acknowledge that the signature date(s) may differ from the Effective Date.

CNS PHARMACEUTICALS, INC.	CORTICE BIOSCIENCES, INC.

By: /s/ John Climaco	By: /s/ Michael Weiser

Name: John Climaco	Name: Michael Weiser

Tittle: Chief Executive Officer	Tittle: Director

Date: July 29, 2024	Date: July 29, 2024

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